Exhibit 1.01

Aéropostale, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2015

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals in the registrant’s supply chain originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (“the Covered Countries”), or from recycled and scrap sources, the registrant must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that conflict minerals in registrant’s supply chain may have originated in the Covered Countries then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must also annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of its due diligence measures.

The CMR presented herein is not audited. According to the Rule provisions, this CMR is not subject to an independent private sector audit.

1. Company Overview

This CMR has been prepared by management of Aéropostale, Inc. (herein referred to as “Aéropostale,” the “Company,” “we,” “us,” or “our”).

Aéropostale is a primarily mall-based, specialty retailer of casual apparel, footwear and accessories, principally targeting 14 to 17 year-old young women and men through its Aéropostale stores and 4 to 12 year-old kids through its P.S. from Aéropostale stores.  Aéropostale maintains control over its proprietary brands by designing, sourcing, marketing and selling all of its own merchandise, other than in licensed stores.  Aéropostale products can be purchased in Aéropostale stores and online at www.aeropostale.com (this and any other references in this Report to www.aeropostale.com, www.ps4u.com or www.gojane.com are solely references to a uniform resource locator, or URL, and are inactive textual references only, not intended to incorporate the websites into this Report).  P.S. from Aéropostale products can be purchased in P.S. from Aéropostale stores, certain Aéropostale stores and online at www.ps4u.com. We also operate GoJane LLC (“GoJane”), an online women's fashion footwear and apparel retailer. GoJane products can be purchased online at www.gojane.com.

Supply chain

We purchase finished goods for sale in all of our retail points of sale. While we centrally design and procure the finished product, the Company is many tiers removed from smelters that produce 3TG that are used in components of the finished product we purchase. We rely on our direct vendors to provide information on the origin of the 3TG contained in any components or materials in these finished goods supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. As we enter into new contracts, or our contracts renew, we intend to add a clause to our Master Sourcing Agreement for vendors which will require them to provide information about the source of conflict minerals and smelters. In the meantime, as described below, we are working with the majority of our vendors to ensure they provide the 3TG sourcing information until the contracts can be amended.

Reasonable Country of Origin Inquiry (RCOI)

The vendors described within were requested to complete a Reasonable Country of Origin Inquiry (“RCOI”) for product, raw materials and components manufactured after January 1, 2015. The purpose of the RCOI was to collect sourcing information from the vendor on the origin and presence of 3TG used in all finished goods supplied by vendor to Aéropostale from all levels of the vendor’s supply chain.

The RCOI identified the types of finished goods the vendor produced in 2015 for Aéropostale, disclosed country of origin information and questioned the vendor’s use of 3TG in the goods. Vendors who stated that their goods, raw materials or components contained 3TG or were unsure whether or not the goods contained 3TG were individually contacted for further information. They were asked to provide additional information on the various smelters used to produce their goods, internal conflict-free policies, engagement and due diligence with their direct suppliers.

We conducted a survey of the vendors who represented the majority of our expenditures in fiscal 2015. We surveyed direct vendors representing in excess of 99% of our fiscal 2015 expenditures for finished goods. We assessed our industry, as well as others, and confirmed that this risk-based approach is consistent with the approach of other peer companies.

Conflict Minerals Policy

Aéropostale is committed to working with our global supply chain to ensure compliance with the SEC’s conflict minerals rules. We have established a conflict minerals compliance program that is designed to satisfy the requirements under the SEC Conflict Minerals Rule. Our enterprise is fully engaged in implementing that program.

2. Due Diligence Process

2.1 Design of Due Diligence

Our due diligence measures have been designed to align with the framework in Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance Second Edition, 2013”) and the related Supplements for gold and for tin, tantalum and tungsten.

2.2 Due Diligence Performed

2.2.1 Establish Company Management Systems

Internal Team

Aéropostale has established a management system for conflict minerals. Our management system includes a cross-functional committee including subject matter experts from our Production, Legal and Financial Reporting departments. This committee led by the Senior Vice President, General Counsel, holds periodic meetings to determine the appropriate strategy to comply with conflict minerals regulation, design of the due diligence survey, and to determine appropriate follow up with our vendors.

Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control systems

Controls include our Master Sourcing Agreement and Vendor Code of Conduct which outline expected behaviors for all Aéropostale vendors providing finished goods.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with finished goods vendors, we have conducted a survey described in Section 3. Included with the survey was a communication of the Company’s expectation of compliance and advisement that follow up to the survey may be necessary to obtain clear understanding of results. Feedback from this engagement has allowed us to engage in a continuing dialog with those vendors whose finished goods fall within the scope of the Rule.

Maintain records

We have adopted a policy to retain relevant documentation.

2.2.2 Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers to our direct vendors. Many of our largest direct vendors, however, are also SEC registrants and subject to the Rule, and we rely on information provided by their suppliers.

2.2.3 Design and implement a strategy to respond to identified risks

We are prepared to design a risk mitigation strategy for vendors who source from the Covered Countries if and when our RCOI definitively identifies any such vendor.

2.2.4 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.

2.2.5 Report on Supply Chain Due Diligence

In accordance with the Conflict Minerals Rule, this report is available on the Investor Relations portion of our website at www.aeropostale.com.

3. Due Diligence Results

Survey Responses

We received responses from 99% (percentage calculated as percent of total dollar value of purchases) of the vendors surveyed. We reviewed the responses against criteria developed to determine which responses required additional information from our vendors. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the survey. We then worked directly with these vendors to provide complete and consistent responses.

Other required disclosures

As noted above, Aéropostale has not yet received responses from all of its vendors, and most vendors provided responses at a company level and not at an individual product level. As a result, Aéropostale cannot at this time draw any definitive conclusions as to the processing facilities, country of origin, mine of origin and status of any 3TG that may be necessary to its products’ functionality or production. Aéropostale has not received any information related to specific smelters or refiners.

4. Steps to be taken to mitigate risk

We have taken the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or Covered Countries:

a.	Survey our vendors annually and follow-up when survey results warrant further investigation.

b.	Engage any of our vendors found to have 3TG from sources in any Covered Country to establish an alternative source of 3TG that does not support conflict.

c.	Work with the relevant trade associations to define and improve best practices and continue to ensure visibility into the Aéropostale’s supply chain.

Forward-Looking Statements

This document contains certain “forward-looking statements” made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the use of words such as “intend”, “expect”, “plan”, “believe”, “anticipate” and similar expressions or the use of the future tense. Examples of forward-looking statements include, but are not limited to, statements concerning due diligence or additional steps that the Company intends to take to mitigate the risk that necessary conflict minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual events or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, reliability of representations by vendors; vendors being unable or unwilling to provide us with information we need to comply with the Rule or not providing the information in a timely manner; the implementation of satisfactory traceability and other compliance measures by the Company’s vendors on a timely basis or at all; and political and regulatory developments whether in the Covered Countries, the United States or elsewhere. Additional risk factors relating to the Company’s business are discussed in the Company’s other reports filed with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of the filing of this document and are based on Company management’s current expectations and beliefs. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.